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SEC FILE NUMBER
8-41452

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BEREAN CAPITAL, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 SOUTH WACKER DRIVE, SUITE 2450
(No. and Street)

CHICAGO	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MR. DUDLEY BROWN 312/986-8200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HORWICH COLEMAN LEVIN, LLC
(Name – *if individual, state last, first, middle name*)

125 SOUTH WACKER DRIVE, SUITE 1500	CHICAGO	ILLINOIS	60606
(Address)	(City)	(State)	(Zip Code)

RECEIVED MAR 01 2006 185 SECTION

PROCESSED MAY 25 2006 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of

OATH OR AFFIRMATION

I, DUDLEY BROWN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BEREAN CAPITAL, INC, as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public

OFFICIAL SEAL
CAROL BERBERICH
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES: 01-19-07

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BEREAN CAPITAL, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

CONTENTS

HORWICH COLEMAN LEVIN, LLC
CERTIFIED PUBLIC ACCOUNTANTS
H C L
125 SOUTH WACKER DRIVE - SUITE 1500
CHICAGO, ILLINOIS 60606-4477
(312) 341-0100
FAX: (312) 341-0155
www.horwich.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
BEREAN CAPITAL, INC.
Chicago, Illinois 60606

We have audited the accompanying statements of financial condition of Berean Capital, Inc. as of December 31, 2005 and 2004 and the related statements of operations, changes in stockholder's equity and cash flows and supplemental information for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Berean Capital, Inc. as of December 31, 2005 and 2004, and the results of its operations, changes in its stockholder's equity and its cash flows for the years then ended in conformity with generally accepted accounting principles in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Horwich Coleman Levin, LLC

Certified Public Accountants
Chicago, Illinois

February 21, 2006

BEREAN CAPITAL, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2005 AND 2004

ASSETS

	2005	2004
ASSETS		
Cash and cash equivalents	$ 120,299	$ 324,428
Cash on deposit with clearing brokers	-	86,139
Cash segregated in compliance with federal and other regulations	-	30,880
Receivables from brokers, dealers, and clearing organizations	-	107,895
Receivables from clients and correspondents	-	90,026
Other receivables	207,200	206,550
Investment securities	20,100	20,100
Note receivable	-	-
Other assets	2,908	24,352
Office equipment at cost, less of accumulated depreciation of $0 in 2005 and $119,076 in 2004	-	68,489
TOTAL ASSETS	$ 350,507	$ 958,859

LIABILITIES AND STOCKHOLDER'S EQUITY

	2005	2004
LIABILITIES		
Accounts payable	$ 108,113	$ 113,735
Accrued expenses	-	53,420
Total liabilities	108,113	167,155
STOCKHOLDER'S EQUITY		
Preferred stock: adjustable rate, cumulative series A, no par value; 1,500 shares authorized; 544.04 shares in 2005 and 979.756 shares in 2004 issued and outstanding	833,897	1,089,856
Common stock, no par value; 2,000 shares authorized; 800 shares issued and outstanding	4,000	4,000
Accumulated deficit	(595,503)	(302,152)
Total stockholder's equity	242,394	791,704
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 350,507	$ 958,859

The accompanying notes are an integral part of these statements.

BEREAN CAPITAL, INC.
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
REVENUES		
Commissions	$ 1,076,729	$ 1,471,860
Underwriting management fee	64,487	652,669
Gain (loss) on principal transactions	(35,896)	30,740
Other income	10,938	5,074
Total revenues	1,116,258	2,160,343
EXPENSES		
Employee compensation and commissions	358,573	1,042,879
Clearing charges and other trading costs	189,436	361,149
Consultants	404,157	52,606
Office rent and insurance	69,033	215,436
General and administrative	349,967	555,406
Total expenses	1,371,166	2,227,476
(LOSS) FROM OPERATIONS	(254,908)	(67,133)
OTHER INCOME / (EXPENSE)		
Interest income	5,893	4,362
Other expense	(1,088)	(26,057)
Loss on sale of equipment	(43,248)	
Miscellaneous income	-	10,824
Total other income/(expense)	(38,443)	(10,871)
(LOSS)/INCOME BEFORE TAXES	(293,351)	(78,004)
Income tax (expense)/benefit	-	-
NET (LOSS)/INCOME	$ (293,351)	$ (78,004)

The accompanying notes are an integral part of these statements.

BEREAN CAPITAL, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2005 AND 2004

	Preferred Stock	Common Stock	Accumulated Deficit	Total Stockholder's Equity
Balance 12/31/03	$1,089,856	$ 4,000	$ (224,148)	$ 869,708
2004 Net loss	-	-	(78,004)	(78,004)
Balance 12/31/04	1,089,856	4,000	(302,152)	791,704
Preferred stock purchase	47,000	-	-	47,000
Preferred stock redemption	(280,000)	-	-	(280,000)
FMV of assets transferred to Sole shareholder	(22,959)	-	-	(22,959)
2005 Net loss	-	-	(293,351)	(293,351)
Balance 12/31/05	$ 833,897	$ 4,000	$ (595,503)	$ 242,394

The accompanying notes are an integral part of these statements.

BEREAN CAPITAL, INC.
STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss) / income	$(293,351)	$ (78,004)
Adjustments to reconcile net (loss)/income to net cash used by operating activities:		
Depreciation and amortization	5,000	12,000
Loss on sale of equipment	43,248	-
Write off of uncollectible note receivable	-	25,000
Net change in certain assets and liabilities:		
Receivables from broker, dealers, and clearing organizations	107,895	(4,628)
Receivables from clients and correspondents	90,026	(90,026)
Cash on deposit with clearing brokers	86,139	(6,832)
Due from related parties	(650)	4,859
Note receivable	-	25,000
Other assets	21,444	(19,845)
Cash segregated for the benefit of customers	30,880	4,815
Accounts payable, accrued expenses, taxes payable	(59,042)	21,984
NET CASH PROVIDED BY (USED BY) OPERATING ACTIVITIES	31,589	(105,677)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment	(2,718)	(8,271)
NET CASH (USED IN) INVESTING ACTIVITIES	(2,718)	(8,271)
CASH FLOWS FROM FINANCING ACTIVITIES		
Redemption of preferred stock	(280,000)	-
Purchase of preferred stock	47,000	-
NET CASH (USED IN) FINANCING ACTIVITIES	(233,000)	-
NET (DECREASE) IN CASH	(204,129)	(113,948)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	324,428	438,376
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 120,299	$ 324,428
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ 800

The accompanying notes are an integral part of these statements.

BEREAN CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

1. BUSINESS ACTIVITY

Berean Capital, Inc. ("Berean"), a Delaware corporation, is a broker registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). Berean is registered in 3 states. The primary operations of Berean consist of a broker-dealer who participates in selling private placements of securities. The customer base for Berean consists of private placement investors in the United States of America.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial statement presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue recognition

Commissions represent the spread between buy and sell transactions processed and net fees charged to customers on a transaction basis for buy and sell transactions processed. Commissions are recorded on a settlement date basis, which does not differ materially from trade date basis. Underwriting income from debt and equity offerings are recorded on the settlement date of the offering.

Net capital requirements

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Berean is required to maintain net capital as defined under the rule. Prior to June 1, 2005, Berean was required to maintain "net capital" equal to the greater of $250,000 or 6 2/3% of the "aggregate indebtedness," as these terms are defined. After June 1, 2005, as explained in Note 4, Berean became a broker-dealer who participates in selling private placements of securities. Accordingly Berean's net capital requirement changed to the greater of $5,000 or 6 2/3% of the "aggregate indebtedness. Net capital changes from day to day, but at December 31, 2005 and 2004, Berean had net capital of $9,894 and $465,160, respectively.

Receivables from brokers, dealers, and clearing organizations–

Commission's receivable primarily represents commission income earned on security transactions. Management of Berean believes all amounts included in commission's receivable are collectable in full and, accordingly, no allowance for doubtful accounts is deemed necessary.

Receivables from clients and correspondents–

Fee's receivable represents income earned on underwriting bond deals. Management of Berean believes all amounts included in fee's receivable are collectable in full and, accordingly, no allowance for doubtful accounts is deemed necessary.

Other receivables

Primarily represents advances made to an entity developing a hedge fund concept that management believes are collectable.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and cash equivalents

Berean considers all highly liquid investments, with a maturity of less than a year when purchased, to be cash equivalents.

Cash segregated under in compliance with federal and other regulations

Cash of $30,880 at December 31, 2004, has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities

Investments in marketable securities are considered to be trading securities and are valued at market value. Securities not readily marketable are valued at estimated fair value as determined by management. The resulting difference between cost and market value is included in income.

3. CLEARING AGREEMENT

Prior to June 1. 2005, Berean was an introducing broker and cleared all transactions for customers on a fully disclosed basis with other brokers. Berean promptly transmited all customer funds and securities to such clearing brokers and, at December 31, 2005 and 2004, Berean had no amounts or securities due the clearing broker from unsettled trades. Because Berean was contingently liable for the payment of securities purchased and the delivery of securities sold by customers, Berean maintained with its clearing brokers a money market account to be used as a security deposit. The amount included, as security deposits were $0 and $86,139 at December 31, 2005 and 2004 respectively.

Accounts receivable from clearing brokers/dealers arise in the normal course of business from the settlement of securities transactions. The receivables are generally collected within 30 days. The clearing agreements provide the clearing broker with liens upon all cash and cash equivalents, securities and receivables held by the clearing broker. These liens secure the liabilities and obligations of Berean to the clearing broker. Accordingly, Berean is subject to credit risk if the clearing broker is unable to repay the balance in the accounts.

4. RELATED PARTY TRANSACTIONS

Jackson Securities, LLC

On June 1, 2005, the sole shareholder of the Berean purchased a 50% member interest in Jackson Securities, LLC. Jackson Securities provides investment banking and brokerage services to institutional and retail clients throughout the United States. Under the terms of the agreement with the sole shareholder, in addition to cash substantially all of the operating assets of Berean were contributed to Jackson. In addition Jackson assumed Berean's obligations under the office lease. Berean did not contribute its name or its securities license and became a broker dealer primarily concentrated in private placements.

5. EMPLOYEE BENEFIT PLAN

In 1997, Berean adopted a 401(k) Profit Sharing Plan and Trust ("The Plan"). Employer contributions to the plan are discretionary and amounted to $29,718 for December 31, 2004. On June 1, 2005 the plan was transferred to the 401(k) Profit Sharing Plan and Trust of Jackson Securities, LLC.

6. EQUIPMENT LEASES

Berean's leases for trading equipment were assigned to Jackson Securities, LLC on June 1, 2005.

7. LEASE COMMITMENTS

Berean's lease for office facilities was assigned on June 1, 2005 to Jackson Securities, LLC, which assumed all rights and obligations under the lease.

Rent expense for the years ended December 31, 2005 and 2004, including other charges was $49,659 and $215,436 respectively.

8. INCOME TAX EXPENSE

For the years ended December 31, 2005 and 2004 Berean generated net operating losses for Federal and state tax purposes. Accordingly there is no provision for Federal and state income taxes.

9. CONTINGENT LIABILITIES

In the normal course of business, Berean is subject to various litigation and arbitration matters. These matters are vigorously defended and management believes meritorious defenses exist. Management does not believe the eventual outcome of this litigation in the aggregate will have a material adverse effect on Berean's financial statements.

10. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject Berean to significant concentrations of credit risk consist principally of cash and cash equivalents. Berean invests excess cash in an institutional government money market fund with a financial institution. The Federal Deposit Insurance Corporation (FDIC) or any other government agency does not insure these securities. At December 31, 2005 Berean had cash and cash equivalents in the amount of $114,613 invested in these securities.

10. PREFERRED STOCK

Dividends on the adjustable rate, cumulative Series A preferred stock are payable at an annual rate of 3.5 percent in excess of an applicable rate, which is the highest of either (i) the three-month Treasury Bill rate, (ii) the ten-year constant maturity rate, or (iii) the twenty-year constant maturity rate, all as defined, but in no event less than 6.5 percent per year. The amount of dividend arrearage at December 31, 2005, was $711,669. The Company, at its option, may redeem in whole or in part, the preferred stock at $1,000 per share plus accrued and unpaid dividends.

11. DISCLOSURES ABOUT DERIVATIVE FINANCIAL INSTRUMENTS

Berean currently does not enter into any derivative transactions for trading purposes or to hedge other positions or transactions.

12. FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

In the normal course of business, Berean executes, both as agent and principal, transactions on behalf of its customers. Pursuant to the clearing agreement, the clearing broker acts as principal in agency transactions. If the agency transactions do not settle due to failure to perform by either the customer or the counterparty, Berean may be obligated to discharge the obligation of the non-performing party and, as a result, may incur loss if the market value of the securities differs from the contract amount. Berean's risk is normally limited to differences in the market values of the securities from their contract amounts.

Berean does not anticipate non-performance by customers or counterparties in the above situations. It is the Berean's policy to monitor its market exposure and counterparty risk. In addition, Berean has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

SUPPLEMENTAL INFORMATION

BERAN CAPITAL, INC
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2005

Total Assets		$ 350,507
Less : Total Liabilites		(108,113)
Net Worth		242,394
Net Capital before deductions		242,394
Deductions:		
Other receivables	207,200	
Investment securities	20,100	
Other assets	2,908	
Total Deductions		230,208
Net Capital before haircuts on securites positions		12,186
Haircuts on securities positions		(2,292)
Net Capital		$ 9,894
Net Capital Required		5,000
Excess Net Capital		$ 4,894
Excess Net Capital at 1000%		$ (917)
Aggregate indebtedness		
Total liabilities from audited statement of financial position		$ 108,113
Total aggregate indebtedness		$ 108,113
Percentage of aggregate indebtedness to net capital		1092.71%
Minimun Net Capital based on aggregate indebtedness		$ 7,200

The accompanying notes are an integral part of these statements

BEREAN CAPITAL INC.
Computation for Determination of Reserve Requirements
For Broker/Dealers under Rule 15c3-3 and Information For
Possession or Control Requirements under Rule 15c3-3
December 31, 2005

The Company does not carry customer accounts as defined by the Securities Exchange Act of 1934 under Section (a)(1) of Rule 15c3-3. Therefore, the Company is exempt from the provisions of that rule.

The accompanying notes are an integral part of these statements.

BEREAN CAPITAL, INC.
RECONCILIATION INCLUDING APPROPRIATE EXPLANATIONS OF THE AUDITED COMPUTATION OF NET CAPITAL WITH THE COMPANY'S CORRESPONDING UNAUDITED PART II A FOCUS REPORT FILING OF DECEMBER 31, 2005

There were no differences between the audited computation of net capital and the unaudited Part II A Focus Filing at December 31, 2005.

The accompanying notes are an integral part of these statements.

HORWICH COLEMAN LEVIN, LLC
CERTIFIED PUBLIC ACCOUNTANTS

125 SOUTH WACKER DRIVE - SUITE 1500
CHICAGO, ILLINOIS 60606-4477
(312) 341-0100
FAX: (312) 341-0155
www.horwich.com

**INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL**

To the Board of Directors
BEREAN CAPITAL, INC.

In planning and performing our audit of the financial statements and supplemental information of BEREAN CAPITAL, INC. (Berean), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions under rule 15c3-3. Because the Berean does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Berean in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. The recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of Berean is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control are to provide management with reasonable, but not absolute, assurance that assets which Berean has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risks that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate. In addition, Berean is a small organization and the number of employees limits segregation of duties.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Berean's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of Board of Directors, management and the SEC and any other regulatory bodies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Certified Public Accountants
Chicago, Illinois

February 21, 2006